Facebook

Howdy friends! My cofounder Som Mohapatra and I've been working full-time for the past several months on Quantbase - the first robo-advisor for high risk.

After adding 4,000+ to our waitlist, getting SEC-registered, and raising money from many wonderful angels and VC firms, we want to open the opportunity for all our supporters to invest in us! We've launched(!!) to a few hundred early adopters already and plan to do a broader marketing push this month.

Join to automate your high-risk investing: https://getquantbase.com

Get a piece of Quantbase: https://lnkd.in/dMDQ_ru3

It takes a village and we wouldn't be here without amazing people like: Laurel Stewart, Ryan Brown, Adam Moelis, Jason Chen, Christian Blackwell, Austin Hankwitz, Adriana Gadala-Maria, Allen Calderwood, Suzy Collins Spence, Damon DeVito, Michael Jarvis, Ed Radion, Alberto Namnum, Payam Pourtaheri, Jennifer Carroll Stewart, Alexander Singh, Robert Blecher, Shannon Spence, Sam Pranikoff, Diogo Albuquerque, Shyam Mohapatra, Farbod Nowzad, Kevin Spence, Nick Daigler, John Zettler, Andrew E., Will Trible, Coby Simler, Maxwell Nardi, and wayyy too many more.

— See here for important legal disclosures:

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

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Ok, officially making my first Facebook post about Quantbase!

My cofounder Thomas Stewart and I have been working full-time for the past several months on Quantbase (I'm on a gap year from school!), raised $500,000, and gotten $70,000,000 in pledged assets to build the Vanguard of the future, based on two ideas:

1. There ought to be a way to make high-risk investing as easy as investing in the S&P, for those that have the risk appetite but not the time.

2. The higher risk (alternative) investments of today will be part of a sound portfolio of tomorrow.

After adding 4,000+ to our waitlist and getting SEC-registered, I wanted to open the opportunity to some of my friends to invest in us! We've launched(!!) to a few hundred early adopters already and plan to do a broader marketing push this month.

Join to automate your high-risk investing: https://getquantbase.com

Get a piece of Quantbase: https://wefunder.com/quantbase/

It takes a village and we wouldn't be here without countless people already. Let me know if you want to follow along and I'll add you to our email list for investors + friends!

— See here for important legal disclosures:

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

LinkedIn

Howdy friends! My cofounder Thomas Stewart and I've been working full-time for the past several months on Quantbase - the first robo-advisor for high risk.

After adding 4,000+ to our waitlist, getting SEC-registered, and raising money from many wonderful angels and VC firms, we want to open the opportunity for all our supporters to invest in us! We've launched(!!) to a few hundred early adopters already and plan to do a broader marketing push this month.

Join to automate your high-risk investing: https://getquantbase.com

Get a piece of Quantbase: https://lnkd.in/dMDQ_ru3

It takes a village and we wouldn't be here without amazing people like: Ryan Brown, Adam Moelis, Jason Chen, Christian Blackwell, Austin Hankwitz, Adriana Gadala-Maria, Allen Calderwood, Damon DeVito, Michael Jarvis, Ed Radion, Alberto Namnum, Payam Pourtaheri, Alexander Singh, Robert Blecher, Sam Pranikoff, Diogo Albuquerque, Shyam Mohapatra, Farbod Nowzad, Nick Daigler, John Zettler, Andrew E., Will Trible, Coby Simler, Maxwell Nardi, and wayyy too many more.

— See here for important legal disclosures:
"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

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Hey everyone! My cofounder Som Mohapatra and I have been working full-time on Quantbase for the last several months now building the high-upside index funds for stocks, crypto, NFTs, art, and more.

After adding 4,000+ to our waitlist, getting SEC-registered, and raising money from many wonderful angels and VC firms, we want to open the opportunity for all our supporters to invest in us! We'll be launching this month, so if this sounds like something you want a piece of, check out our Wefunder pitch (https://lnkd.in/dMDQ_ru3) to see the details and invest!

— See here for important legal disclosures:
"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."



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